UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of July 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 20th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about July 6 2004

Item 3. Press Release

July 6 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Austral Pacific and Genesis Ink Final Cardiff-2 Agreements

Wellington, New Zealand – July 6, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd is pleased to announce that it has finalised the commercial negotiations with Genesis Energy for the funding of the Cardiff-2 well which was initially announced on April 29th, as a memorandum of understanding.

Genesis Energy will acquire a 40% equity interest in respect of the Deep Petroleum rights in Petroleum Exploration Permit 38738 and a right to purchase 100 percent of the deep gas reserves by funding the drilling and testing of the Cardiff-2 well to a cap of NZ$15 million (approximately US$9.6 million).

Item 5. Full Description of Material Change

Austral Pacific and Genesis Ink Final Cardiff-2 Agreements

Wellington, New Zealand – July 6, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd is pleased to announce that it has finalised the commercial negotiations with Genesis Energy for the funding of the Cardiff-2 well which was initially announced on April 29th, as a memorandum of understanding.

Genesis Energy will acquire a 40% equity interest in respect of the Deep Petroleum rights in Petroleum Exploration Permit 38738 and a right to purchase 100 percent of the deep gas reserves by funding the drilling and testing of the Cardiff-2 well to a cap of NZ$15 million (approximately US$9.6 million).

Petroleum Exploration Permit 38738 is in the onshore Taranaki Basin near the town of Stratford. The Cardiff-2 well is to be drilled and tested during fourth quarter 2004, to target the Kapuni Sands reservoir below 4000m (13,000 feet) depth in what is known as the Cardiff Deep gas prospect.

The well is designed to establish producible gas within a structure which, in the event of success at Cardiff-2, might become approximately 1TCF (one trillion cubic feet) of new gas when subsequent development, including further drilling, is completed.

Austral CEO Dave Bennett said “We look forward to working with Genesis Energy to extract new gas in onshore Taranaki. This is an exciting time for our companies in New Zealand as we aggressively pursue value for our respective shareholders.”

Genesis Energy Chief Executive Murray Jackson added “It is well recognised that there is a need to drill further wells in New Zealand to meet the ongoing demand for natural gas. Genesis Energy is very pleased to be involved in the drilling of Cardiff-2, a well that is specifically targeted at finding new gas”.

The application of modern drilling and testing techniques can potentially establish substantial amounts of new gas in the Taranaki Basin. Proximity of the Cardiff Prospect to existing gas infrastructure should result in a fast track development, in the event that commercially recoverable reserves are established.

Genesis Energy with approximately 644,000 electricity and gas customers, is New Zealand’s largest energy retailer and requires on-going gas supplies to meet its power generation and retail commitments.

In accordance with the Crown Minerals Act 1991, these agreements are conditional upon Ministerial consent.

On receipt of Ministerial consent, interests in the Deep Petroleum will be: Austral 25.1% (Operator), Genesis 40%, IRM 19.8%, Cheal 15.1%.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

July 6 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Austral Pacific and Genesis Ink Final Cardiff-2 Agreements

Wellington, New Zealand – July 6, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd is pleased to announce that it has finalised the commercial negotiations with Genesis Energy for the funding of the Cardiff-2 well which was initially announced on April 29th, as a memorandum of understanding.

Genesis Energy will acquire a 40% equity interest in respect of the Deep Petroleum rights in Petroleum Exploration Permit 38738 and a right to purchase 100 percent of the deep gas reserves by funding the drilling and testing of the Cardiff-2 well to a cap of NZ$15 million (approximately US$9.6 million).

Petroleum Exploration Permit 38738 is in the onshore Taranaki Basin near the town of Stratford. The Cardiff-2 well is to be drilled and tested during fourth quarter 2004, to target the Kapuni Sands reservoir below 4000m (13,000 feet) depth in what is known as the Cardiff Deep gas prospect.

The well is designed to establish producible gas within a structure which, in the event of success at Cardiff-2, might become approximately 1TCF (one trillion cubic feet) of new gas when subsequent development, including further drilling, is completed.

Austral CEO Dave Bennett said “We look forward to working with Genesis Energy to extract new gas in onshore Taranaki. This is an exciting time for our companies in New Zealand as we aggressively pursue value for our respective shareholders.”

Genesis Energy Chief Executive Murray Jackson added “It is well recognised that there is a need to drill further wells in New Zealand to meet the ongoing demand for natural gas. Genesis Energy is very pleased to be involved in the drilling of Cardiff-2, a well that is specifically targeted at finding new gas”.

The application of modern drilling and testing techniques can potentially establish substantial amounts of new gas in the Taranaki Basin. Proximity of the Cardiff Prospect to existing gas infrastructure should result in a fast track development, in the event that commercially recoverable reserves are established.

Genesis Energy with approximately 644,000 electricity and gas customers, is New Zealand’s largest energy retailer and requires on-going gas supplies to meet its power generation and retail commitments.

In accordance with the Crown Minerals Act 1991, these agreements are conditional upon Ministerial consent.

On receipt of Ministerial consent, interests in the Deep Petroleum will be: Austral 25.1% (Operator), Genesis 40%, IRM 19.8%, Cheal 15.1%.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.